Exhibit 21.1

Jurisdiction of Incorporation
Name of Subsidiary	or Organization
SecureWorks, Inc.	Georgia
SecureWorks Australia Pty. Ltd.	Australia
SecureWorks Europe Limited	United Kingdom
SecureWorks Europe S.R.L.	Romania
SecureWorks India Private Limited	India
SecureWorks Japan K.K.	Japan
SecureWorks SAS	France